Correspondence

March 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Anuja A. Majmudar

Re:	Silver Bull Resources, Inc. Registration Statement on Form S-1/A Filed March 10, 2021 File No. 333-251229

Dear Mr. Burr:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Silver Bull Resources, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 12:00 p.m. Eastern Time on Friday, March 12, 2021, or as soon thereafter as practicable.

Please advise Brian Boonstra of Davis Graham & Stubbs LLP at (303) 892-7348 when the order declaring the Registration Statement effective is signed.

Sincerely,

/s/ Christopher Richards

Christopher Richards

Chief Financial Officer

cc: Brian Boonstra, Esq., Davis Graham & Stubbs LLP